

Mail Stop 4631

July 15, 2010

Kenneth W. Smith
Senior Vice President and Chief Financial Officer
Gibraltar Industries, Inc.
3556 Lake Shore Road, P.O. Box 2028
Buffalo, New York 14219

Re: Gibraltar Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 0-22462

Dear Mr. Smith:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Note 5. Goodwill and Related Intangible Assets, page 59

1.   We note your response to prior comment 2. For each reporting unit, please provide us the following information:
- The amount of goodwill allocated.
- The percentage by which the estimated fair value of each reporting unit exceeds its carrying value.
- The significant assumptions that drive the estimated fair values of each reporting unit.

- Your basis for determining the significant assumptions, including a comparison of the assumptions with prior and subsequent results.
- If applicable, changes in key assumptions for any impairment analysis performed subsequent to October 31, 2009.

2.   We note your net book value is significantly greater than the figure you present as the fair value of equity of your reporting units that you compare to your market capitalization in your response. Please explain this difference, including why the higher net book value does not indicate an impairment. Also, please reconcile your net book value to your market capitalization.

Item 9A. Controls and Procedures, page 90

3.   We note your confirmation in response to comment four in our letter dated June 8, 2010. Please supplementally confirm that your management's conclusion regarding the effectiveness of your disclosure controls and procedures was based on the definition set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. In this regard, we note that the confirmation you provided does not fully conform to the definition set forth in those rules.

Item 15. Exhibits and Financial Statement Schedules, page 93

4.   We note your response to comment six in our letter dated June 8, 2010. Please confirm that concurrent with the filing of the complete copy of your Third Amended and Restated Credit Agreement dated July 24, 2009, you will file a confidential treatment request covering any redacted portions of such agreement.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding our comments on the financial statements and related items. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

                                        Sincerely,

                                        John Cash
                                        Accounting Branch Chief